

July 1, 2015

Via E-mail
N. Keith McKey
Chief Financial Officer
EastGroup Properties, Inc.
190 East Capitol Street, Suite 400
Jackson, Mississippi 39201

     Re: **EastGroup Properties, Inc.**
             Form 10-K for the year ended December 31, 2014
             Filed February 17, 2015
             File No. 001-07094

Dear Mr. McKey:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Properties, page 10

1.   Please tell us what consideration you have given to disclosing in greater detail your tenant-type concentration.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

2.   We note your disclosure on page 17 comparing the same property average rental rates in 2013 to 2014. In future Exchange Act periodic reports, please disclose whether average rental rate is based on effective rent that includes free rent periods.

Exhibits

3.   We note that you incorporate by reference your Articles of Incorporation from your proxy statement for your annual meeting held on June 5, 1997. It appears that the document has been on file with the Commission for more than five years. See Item 10(d)

or Regulation S-K. In future Exchange Act filings, please file the Articles of Incorporation as an exhibit or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Rahul Patel, Staff Attorney, at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Michael Donlon, Esq. (via E-mail)